SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 August, 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 12 August 2009 re: Asset Management Plans Announced

77
/
09
                                                                                                                                              12

August
 2009

LLOYDS BANKING GROUP
ANNOUNCES ASSET MANAGEMENT
PLANS
Lloyds Banking Group
announced today that it
has concluded a strategic review of its asset management businesses which will lead to some structural changes in the business
,
 including the sale of Insight Investment
Management Limited (Insight)
.

The Group has
 a strong investment management
business and
 is the largest bancassurance provider
in the
UK
. It sees
significant opportunities to
build
on
its success
given its investment expertise, strong brands and range of highly effective distribution channels
.

The main conclusions of the strategic review are:
  The Group intends
   to transfer the investment management of the funds sourced from the Group's
  Halifax
   and Bank of Scotland bancassurance
  businesses
  ,
  the
  Bank of Scotland
  wealth management
  operation and
  the
  Clerical Medical intermediary
  franchise
   from Insight Investment to Scottish Widows Investment Partnership (SWIP)
  .
  SWIP will become a centre of excellence
  for the Group's asset management activity. Based in
  Edinburgh
  , SWIP currently has £83 billion
  of
  assets under management and, after the intended transfer of approximately £42 billion
   from Insight, this will increase to approximately £125 billion.
  Separately, and independently of this transfer, the Group
  is announcing an agreement in principle to sell
  Insight Investment
  to
  The Bank of New York Mellon Corporation
  .
  T
  his sale will comprise Insights's
  external fund management operation which manages
  assets of

  approximately £
  80

  billion for pension schemes, third party distributors, intermediaries and other corporates.
  The deal, for
  a total consideration of £235
   million, comprising
  cash consideration of £200

  million
  and equity consideration of £35
   million, is expected to complete in the
  final quarter of this
   year
  .
SWIP
- a
centre of excellence

for asset management
Bringing together the Group's asset management business under SWIP will
provide significant scale benefits and reinforce
SWIP's
 position as a dynamic research-driven asset manager, providing a broad range of high quality products to both the
Group
's insurance and wealth clients
and
,
 equally importantly
,
its

external clients.

Under the
leadership
 of
Dean Buckley
,
the Group
 expect
s
 to increase
its
investment management
capability
in
Edinburgh
 over time to reflect the enlarged scale of
SWIP's
business.

Consultation
The Group is consulting
with
the unions about the sale and the transfer
.
Until these consultations are complete, the precise colleague impact will not be known. However, it is anticipated that as part of this
asset
 management consolidation there
will be some role reductions.

Jo Dawson, Wealth and
 International D
irector, Lloyds Banking Group said:
"
As Lloyds Banking Group continues to develop and grow, both in the
UK
 and internationally
, it was essential that
we undertook a thorough and robust
review of our asset management businesses
 and future plans
. Both SWIP and Insight are strong and well established asset managers but we believe Insight is better able to focus on developing its specialist external franchise outside the Group.

SWIP has been
managing funds successfully for Lloyds
TSB cust
omers since 2000 as well as for a growing range of
alliances, joint ventures and clients
both in the
UK
 and abroad.
By positioning
SWIP as
a centre of excellence for the Group's
asset management
activity we will
create strong and sustainable value for our clients
and shareholders
."

For further information:

Investor Relations
Michael Oliver
                                                                                          +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe
                                                                                    +44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O'Riordain
                                                                                     +44 (0) 20 7356 1849
Group Communications Director
Email: shane.o'riordain@lloydsbanking.com

Mark Elliott
                                                                                                  +44 (0) 20 7356 1517
Head of Media Relations
Email: markelliott@hbosplc.com

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.

By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.

The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  12 August 2009